

For Immediate Release

For more information:

Jefferson Harralson

Chief Financial Officer

(864) 240-6208

Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports Fourth Quarter Results
GAAP EPS of $0.55, Return on Assets of 0.96% and Return on Common Equity of 9.3%

GREENVILLE, SC – January 18, 2022 - United Community Banks, Inc. (NASDAQ: UCBI) (United) today announced that net income for the fourth quarter was $52.0 million and pre-tax, pre-provision income was $65.6 million. Diluted earnings per share of $0.55 for the quarter represented a decrease of $0.11 or 17%, from the fourth quarter a year ago, and represented a decrease of $0.27 or 33% from the third quarter of 2021. On an operating basis, United's diluted earnings per share of $0.64 was down 6% from the year ago quarter. The primary driver of the reduced earnings in both periods is lower levels of accretion from PPP loans, as those loans have continued to decline due to success in executing the forgiveness process. Additionally, in the third quarter, charges associated with the Aquesta acquisition, such as merger charges and a $3.27 million provision to establish an initial allowance for credit losses for acquired Aquesta loans, reduced GAAP earnings by approximately $9 million or ten cents per share. On an operating basis, United's ROA was 1.10% and its return on tangible common equity was 13.9%. On a pre-tax, pre-provision basis, operating return on assets was 1.40% for the quarter. Highlights for the quarter include strong annualized organic loan growth (excluding PPP and loans received through the Aquesta acquisition) of 7% and 17% annualized organic deposit growth.

Chairman and CEO Lynn Harton stated, "We are very pleased by United's performance this quarter and in 2021. In the quarter, both loan and deposit growth were strong and noninterest income benefited from strong, but seasonally lower, mortgage production and a great SBA quarter." Harton continued, "On the strategic front, we completed the acquisition of Aquesta Financial Holdings, Inc. and Aquesta Bank on October 1, boosting our Charlotte presence and adding the Wilmington, North Carolina market, both of which are growth markets that fit well with our footprint and culture. We also completed the operational conversion of Aquesta in mid-November, bringing the United brand to these great markets. We are proud that this outstanding team of bankers has joined us and we believe that they are a great fit for United. Finally, while not included in the quarterly results, on January 1 we completed the acquisition of Reliant Bancorp, Inc., expanding our Tennessee presence into the fast-growing Nashville MSA with a very high performance organization."

Total loans increased by $569 million during the quarter—impacted by $501 million of loans from the Aquesta acquisition. Excluding the effect of PPP loans and loans received from the Aquesta acquisition, core organic loan growth was 7% annualized. Core transaction deposits grew by $948 million during the quarter, or 28% annualized. Excluding deposits received from the Aquesta acquisition, core transaction deposits grew by 10%

annualized. United's cost of deposits decreased by 1 basis point to 0.06%. The net interest margin decreased by 31 basis points from the third quarter due mainly to lower PPP loan fee accretion and an increase in liquid assets due to the continued deposit growth.

Mr. Harton concluded, "I believe 2022 will be another great year for United. We enter the year with strong business momentum, led by an outstanding team of engaged bankers throughout the company. I am very proud that in October, and for the fifth consecutive year, United was named one of the Best Banks to Work for in 2021 across the nation by American Banker. One of our most important measures of success for us is to "Be a Great Place to Work for Great People". Banking is a service and experience business and success begins with creating an organization where the best people can be fulfilled and build a career."

2021 Financial Highlights:

- Full year EPS of $2.97, an increase of 55% compared to 2020; full year operating EPS of $3.09, an increase of 56% from 2020

- Return on assets of 1.37%, or 1.42% on an operating basis

- Pre-tax, pre-provision return on assets of 1.65% on an operating basis

- Return on common equity of 13.1%

- Return on tangible common equity of 17.3% on an operating basis

- Completed the mergers with FinTrust on July 1 and Aquesta Financial Corporation and its bank subsidiary Aquesta Bank on October 1

- A release of provision for credit losses of $37.6 million compared to a provision of $80.4 million in 2020, mostly due to the improved economic forecasts

- Loan growth of $389 million or $346 million excluding loans acquired from Aquesta and PPP payoffs

- Core transaction deposits were up $2.8 billion compared to 2020; excluding Aquesta, 2021 core transaction deposits were up $2.2 billion, or 19.2%

- Net interest margin of 3.07%, which was down 48 basis points from last year due to a number of factors, including lower PPP fee accretion, the low rate environment, and increasing balance sheet liquidity

- Continued strong mortgage rate locks of $3.1 billion compared to a record of $3.3 billion a year ago

- Noninterest income was up $1.7 million or 1% as an increase in wealth management fees and gains from loan sales offset the $17.6 million decline in mortgage fees

- Efficiency ratio of 55.8%, or 53.8% on an operating basis

- Net charge-offs of $38,000

Fourth Quarter 2021 Financial Highlights:

- Net income of $52.0 million and pre-tax, pre-provision income of $65.6 million

- EPS decreased by 17% compared to fourth quarter 2020 on a GAAP basis and 6% on an operating basis; compared to third quarter 2021, EPS decreased by 33% on a GAAP basis and 23% on an operating basis due to lower PPP accretion and a smaller provision release in the fourth quarter

- Return on assets of 0.96%, or 1.10% on an operating basis

- Pre-tax, pre-provision return on assets of 1.40% on an operating basis

- Return on common equity of 9.3%

- Return on tangible common equity of 13.9% on an operating basis

- A release of provision for credit losses of $647,000 which reduced the allowance for loan losses to 0.87% of loans from 0.89% in the third quarter

- Loan production of $1.3 billion, resulting in core loan growth of 7%, annualized for the quarter, excluding the impact of $122 million in PPP loans being forgiven and the addition of $501 million in loans from Aquesta

- Core transaction deposits were up $948 million; excluding Aquesta, fourth quarter core transaction deposits grew $333 million or 10% annualized

- Net interest margin of 2.81% was down 31 basis points from the third quarter, due to lower PPP fee accretion, continued strong deposit growth and an earning asset mix change toward cash and securities

- Mortgage closings of $522 million compared to $609 million a year ago; mortgage rate locks of $695 million compared to $792 million a year ago

- Noninterest income was down $2.9 million on a linked quarter basis, primarily driven by lower mortgage fees

- Noninterest expenses increased by $12.4 million compared to the third quarter on a GAAP basis and by $3.9 million on an operating basis, mostly due to adding the operating expenses of Aquesta which was acquired on October 1

- Efficiency ratio of 62.1%, or 56.5% on an operating basis

- Net charge-offs of $248,000 or 1 basis point as a percent of average loans, down 1 basis point from the net charge-offs experienced in the third quarter

- Nonperforming assets of 0.16% of total assets, down 7 basis points compared to September 30, 2021

- Quarterly common shareholder dividend of $0.20 per share declared during the quarter, an increase of 11% year-over-year

- Completed the acquisition of Aquesta Financial Holdings, Inc. ("Aquesta") with $756 million in assets on October 1, 2021; this acquisition is expected to add $0.08 in EPS accretion in 2022 with cost savings fully phased in

- Completed the acquisition of Reliant Bancorp, Inc. ("Reliant") with $3.0 billion in assets on January 1, 2022; this acquisition is expected to add $0.15 in EPS accretion in 2022 and $0.22 in 2023 with cost savings fully phased in

Conference Call

United will hold a conference call on Wednesday, January 19, 2022, at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to **https://dpregister.com/sreg/10162699/f0590f1c98**. Those without internet access or unable to pre-register may dial in by calling 1-866-777-2509. Participants are encouraged to dial in 15 minutes prior to the call start time. The conference call also will be webcast and available for replay for 30 days by selecting "Events & Presentations" within the Investor Relations section of United's website at www.ucbi.com.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2021				2020	Fourth Quarter 2021-2020 Change	For the Twelve Months Ended December 31,		YTD 2021-2020 Change
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		2021	2020	
INCOME SUMMARY									
Interest revenue	$ 143,768	$ 147,675	$ 145,809	$ 141,542	$ 156,071		$ 578,794	$ 557,996	
Interest expense	6,213	6,636	7,433	9,478	10,676		29,760	56,237	
Net interest revenue	137,555	141,039	138,376	132,064	145,395	(5)%	549,034	501,759	9 %
(Release of) provision for credit losses	(647)	(11,034)	(13,588)	(12,281)	2,907		(37,550)	80,434	
Noninterest income	37,177	40,095	35,841	44,705	41,375	(10)	157,818	156,109	1
Total revenue	175,379	192,168	187,805	189,050	183,863	(5)	744,402	577,434	29
Expenses	109,156	96,749	95,540	95,194	106,490	3	396,639	367,989	8
Income before income tax expense	66,223	95,419	92,265	93,856	77,373		347,763	209,445	
Income tax expense	14,204	21,603	22,005	20,150	17,871		77,962	45,356	
Net income	52,019	73,816	70,260	73,706	59,502		269,801	164,089	
Merger-related and other charges	9,912	1,437	1,078	1,543	2,452		13,970	7,018	
Income tax benefit of merger-related and other charges	(2,265)	(328)	(246)	(335)	(552)		(3,174)	(1,340)	
Net income - operating [1]	$ 59,666	$ 74,925	$ 71,092	$ 74,914	$ 61,402	(3)	$ 280,597	$ 169,767	65
Pre-tax pre-provision income [5]	$ 65,576	$ 84,385	$ 78,677	$ 81,575	$ 80,280	(18)	$ 310,213	$ 289,879	7
PERFORMANCE MEASURES									
Per common share:									
Diluted net income - GAAP	$ 0.55	$ 0.82	$ 0.78	$ 0.82	$ 0.66	(17)	$ 2.97	$ 1.91	55
Diluted net income - operating [1]	0.64	0.83	0.79	0.83	0.68	(6)	3.09	1.98	56
Common stock cash dividends declared	0.20	0.20	0.19	0.19	0.18	11	0.78	0.72	8
Book value	23.63	23.25	22.81	22.15	21.90	8	23.63	21.90	8
Tangible book value [3]	18.42	18.68	18.49	17.83	17.56	5	18.42	17.56	5
Key performance ratios:									
Return on common equity - GAAP [2][4]	9.32 %	14.26 %	14.08 %	15.37 %	12.36 %		13.14 %	9.25 %	
Return on common equity - operating [1][2][4]	10.74	14.48	14.25	15.63	12.77		13.68	9.58	
Return on tangible common equity - operating [1][2][3][4]	13.93	18.23	17.81	19.68	16.23		17.33	12.24	
Return on assets - GAAP [4]	0.96	1.48	1.46	1.62	1.30		1.37	1.04	
Return on assets - operating [1][4]	1.10	1.50	1.48	1.65	1.34		1.42	1.07	
Return on assets -pre-tax pre-provision [4][5]	1.21	1.70	1.64	1.80	1.77		1.58	1.85	
Return on assets -pre-tax pre-provision, excluding merger related and other charges [1][4][5]	1.40	1.73	1.67	1.83	1.82		1.65	1.90	
Net interest margin (fully taxable equivalent) [4]	2.81	3.12	3.19	3.22	3.55		3.07	3.55	
Efficiency ratio - GAAP	62.12	53.11	54.53	53.55	56.73		55.80	55.71	
Efficiency ratio - operating [1]	56.48	52.33	53.92	52.68	55.42		53.83	54.64	
Equity to total assets	10.61	10.89	11.04	10.95	11.29		10.61	11.29	
Tangible common equity to tangible assets [3]	8.09	8.53	8.71	8.57	8.81		8.09	8.81	
ASSET QUALITY									
Nonperforming loans	$ 32,812	$ 44,923	$ 46,123	$ 55,900	$ 61,599	(47)	$ 32,812	$ 61,599	(47)
Foreclosed properties	43	412	224	596	647	(93)	43	647	(93)
Total nonperforming assets ("NPAs")	32,855	45,335	46,347	56,496	62,246	(47)	32,855	62,246	(47)
Allowance for credit losses - loans and leases	102,532	99,620	111,616	126,866	137,010	(25)	102,532	137,010	(25)
Allowance for credit losses - total	113,524	110,875	122,460	135,592	147,568	(23)	113,524	147,568	(23)
Net charge-offs	248	551	(456)	(305)	1,515	(84)	38	18,316	(100)
Allowance for credit losses - loans and leases to loans	0.87 %	0.89 %	0.98 %	1.09 %	1.20 %		0.87 %	1.20 %	
Allowance for credit losses - total to loans	0.97	0.99	1.08	1.16	1.30		0.97	1.30	
Net charge-offs to average loans [4]	0.01	0.02	(0.02)	(0.01)	0.05		—	0.17	
NPAs to loans and foreclosed properties	0.28	0.41	0.41	0.48	0.55		0.28	0.55	
NPAs to total assets	0.16	0.23	0.25	0.30	0.35		0.16	0.35	
AVERAGE BALANCES ($ in millions)									
Loans	$ 11,689	$ 11,205	$ 11,617	$ 11,433	$ 11,595	1	$ 11,486	$ 10,467	10
Investment securities	5,544	5,122	4,631	3,991	3,326	67	4,830	2,752	76
Earning assets	19,542	18,078	17,540	16,782	16,394	19	17,996	14,226	27
Total assets	20,863	19,322	18,792	18,023	17,698	18	19,258	15,467	25
Deposits	18,037	16,637	16,132	15,366	15,057	20	16,550	13,135	26
Shareholders' equity	2,223	2,119	2,060	2,025	1,994	11	2,107	1,821	16
Common shares - basic (thousands)	89,916	87,211	87,289	87,322	87,258	3	87,940	83,184	6
Common shares - diluted (thousands)	90,089	87,355	87,421	87,466	87,333	3	88,097	83,248	6
AT PERIOD END ($ in millions)									
Loans	$ 11,760	$ 11,191	$ 11,391	$ 11,679	$ 11,371	3	$ 11,760	$ 11,371	3
Investment securities	5,653	5,335	4,928	4,332	3,645	55	5,653	3,645	55
Total assets	20,947	19,481	18,896	18,557	17,794	18	20,947	17,794	18
Deposits	18,241	16,865	16,328	15,993	15,232	20	18,241	15,232	20
Shareholders' equity	2,222	2,122	2,086	2,031	2,008	11	2,222	2,008	11
Common shares outstanding (thousands)	89,350	86,559	86,665	86,777	86,675	3	89,350	86,675	3

[1] Excludes merger-related and other charges. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information
(in thousands, except per share data)

	2021				2020	Twelve Months Ended December 31,	
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	2021	2020
Expense reconciliation							
Expenses (GAAP)	$ 109,156	$ 96,749	$ 95,540	$ 95,194	$ 106,490	$ 396,639	$ 367,989
Merger-related and other charges	(9,912)	(1,437)	(1,078)	(1,543)	(2,452)	(13,970)	(7,018)
Expenses - operating	$ 99,244	$ 95,312	$ 94,462	$ 93,651	$ 104,038	$ 382,669	$ 360,971
Net income to operating income reconciliation							
Net income (GAAP)	$ 52,019	$ 73,816	$ 70,260	$ 73,706	$ 59,502	$ 269,801	$ 164,089
Merger-related and other charges	9,912	1,437	1,078	1,543	2,452	13,970	7,018
Income tax benefit of merger-related and other charges	(2,265)	(328)	(246)	(335)	(552)	(3,174)	(1,340)
Net income - operating	$ 59,666	$ 74,925	$ 71,092	$ 74,914	$ 61,402	$ 280,597	$ 169,767
Net income to pre-tax pre-provision income reconciliation							
Net income (GAAP)	$ 52,019	$ 73,816	$ 70,260	$ 73,706	$ 59,502	$ 269,801	$ 164,089
Income tax expense	14,204	21,603	22,005	20,150	17,871	77,962	45,356
(Release of) provision for credit losses	(647)	(11,034)	(13,588)	(12,281)	2,907	(37,550)	80,434
Pre-tax pre-provision income	$ 65,576	$ 84,385	$ 78,677	$ 81,575	$ 80,280	$ 310,213	$ 289,879
Diluted income per common share reconciliation							
Diluted income per common share (GAAP)	$ 0.55	$ 0.82	$ 0.78	$ 0.82	$ 0.66	$ 2.97	$ 1.91
Merger-related and other charges	0.09	0.01	0.01	0.01	0.02	0.12	0.07
Diluted income per common share - operating	$ 0.64	$ 0.83	$ 0.79	$ 0.83	$ 0.68	$ 3.09	$ 1.98
Book value per common share reconciliation							
Book value per common share (GAAP)	$ 23.63	$ 23.25	$ 22.81	$ 22.15	$ 21.90	$ 23.63	$ 21.90
Effect of goodwill and other intangibles	(5.21)	(4.57)	(4.32)	(4.32)	(4.34)	(5.21)	(4.34)
Tangible book value per common share	$ 18.42	$ 18.68	$ 18.49	$ 17.83	$ 17.56	$ 18.42	$ 17.56
Return on tangible common equity reconciliation							
Return on common equity (GAAP)	9.32 %	14.26 %	14.08 %	15.37 %	12.36 %	13.14 %	9.25 %
Merger-related and other charges	1.42	0.22	0.17	0.26	0.41	0.54	0.33
Return on common equity - operating	10.74	14.48	14.25	15.63	12.77	13.68	9.58
Effect of goodwill and other intangibles	3.19	3.75	3.56	4.05	3.46	3.65	2.66
Return on tangible common equity - operating	13.93 %	18.23 %	17.81 %	19.68 %	16.23 %	17.33 %	12.24 %
Return on assets reconciliation							
Return on assets (GAAP)	0.96 %	1.48 %	1.46 %	1.62 %	1.30 %	1.37 %	1.04 %
Merger-related and other charges	0.14	0.02	0.02	0.03	0.04	0.05	0.03
Return on assets - operating	1.10 %	1.50 %	1.48 %	1.65 %	1.34 %	1.42 %	1.07 %
Return on assets to return on assets- pre-tax pre-provision reconciliation							
Return on assets (GAAP)	0.96 %	1.48 %	1.46 %	1.62 %	1.30 %	1.37 %	1.04 %
Income tax expense	0.26	0.45	0.47	0.46	0.40	0.40	0.29
(Release of) provision for credit losses	(0.01)	(0.23)	(0.29)	(0.28)	0.07	(0.19)	0.52
Return on assets - pre-tax pre-provision	1.21	1.70	1.64	1.80	1.77	1.58	1.85
Merger-related and other charges	0.19	0.03	0.03	0.03	0.05	0.07	0.05
Return on assets - pre-tax pre-provision, excluding merger-related and other charges	1.40 %	1.73 %	1.67 %	1.83 %	1.82 %	1.65 %	1.90 %
Efficiency ratio reconciliation							
Efficiency ratio (GAAP)	62.12 %	53.11 %	54.53 %	53.55 %	56.73 %	55.80 %	55.71 %
Merger-related and other charges	(5.64)	(0.78)	(0.61)	(0.87)	(1.31)	(1.97)	(1.07)
Efficiency ratio - operating	56.48 %	52.33 %	53.92 %	52.68 %	55.42 %	53.83 %	54.64 %
Tangible common equity to tangible assets reconciliation							
Equity to total assets (GAAP)	10.61 %	10.89 %	11.04 %	10.95 %	11.29 %	10.61 %	11.29 %
Effect of goodwill and other intangibles	(2.06)	(1.87)	(1.82)	(1.86)	(1.94)	(2.06)	(1.94)
Effect of preferred equity	(0.46)	(0.49)	(0.51)	(0.52)	(0.54)	(0.46)	(0.54)
Tangible common equity to tangible assets	8.09 %	8.53 %	8.71 %	8.57 %	8.81 %	8.09 %	8.81 %
Allowance for credit losses - total to loans reconciliation							
Allowance for credit losses - total to loans (GAAP)	0.97 %	0.99 %	1.08 %	1.16 %	1.30 %	0.97 %	1.30 %
Effect of PPP loans	—	0.01	0.04	0.10	0.08	—	0.08
Allowance for credit losses - total to loans, excluding PPP loans	0.97 %	1.00 %	1.12 %	1.26 %	1.38 %	0.97 %	1.38 %

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Period-End

(in millions)

	2021				2020	Linked Quarter Change	Year over Year Change
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 2,322	$ 2,149	$ 2,149	$ 2,107	$ 2,090	$ 173	$ 232
Income producing commercial RE	2,601	2,542	2,550	2,599	2,541	59	60
Commercial & industrial	1,822	1,729	1,762	1,760	1,853	93	(31)
Paycheck protection program	88	150	472	883	646	(62)	(558)
Commercial construction	1,015	947	927	960	967	68	48
Equipment financing	1,083	1,017	969	913	864	66	219
Total commercial	8,931	8,534	8,829	9,222	8,961	397	(30)
Residential mortgage	1,638	1,533	1,473	1,362	1,285	105	353
Home equity lines of credit	694	661	661	679	697	33	(3)
Residential construction	359	321	289	272	281	38	78
Consumer	138	142	139	144	147	(4)	(9)
Total loans	$ 11,760	$ 11,191	$ 11,391	$ 11,679	$ 11,371	$ 569	$ 389
LOANS BY MARKET [1]							
North Georgia	$ 944	$ 961	$ 962	$ 982	$ 955	$ (17)	$ (11)
Atlanta	2,030	1,930	1,938	1,953	1,889	100	141
North Carolina	1,895	1,427	1,374	1,326	1,281	468	614
Coastal Georgia	588	621	605	597	617	(33)	(29)
Gainesville	216	220	224	222	224	(4)	(8)
East Tennessee	373	383	394	398	415	(10)	(42)
South Carolina	2,235	2,145	2,107	1,997	1,947	90	288
Florida	1,148	1,113	1,141	1,160	1,435	35	(287)
Commercial Banking Solutions	2,331	2,391	2,646	3,044	2,608	(60)	(277)
Total loans	$ 11,760	$ 11,191	$ 11,391	$ 11,679	$ 11,371	$ 569	$ 389

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Year-End

(in millions)

	2021		2020		2019		2018		2017
LOANS BY CATEGORY									
Owner occupied commercial RE	$	2,322	$	2,090	$	1,720	$	1,648	$	1,924
Income producing commercial RE		2,601		2,541		2,008		1,812		1,595
Commercial & industrial		1,822		1,853		1,221		1,278		1,131
Paycheck protection program		88		646		—		—		—
Commercial construction		1,015		967		976		796		712
Equipment financing		1,083		864		745		565		—
Total commercial		8,931		8,961		6,670		6,099		5,362
Residential mortgage		1,638		1,285		1,118		1,049		974
Home equity lines of credit		694		697		661		694		731
Residential construction		359		281		236		211		183
Consumer		138		147		128		330		486
Total loans	$	11,760	$	11,371	$	8,813	$	8,383	$	7,736
LOANS BY MARKET									
North Georgia	$	944	$	955	$	967	$	981	$	1,019
Atlanta		2,030		1,889		1,762		1,507		1,510
North Carolina		1,895		1,281		1,156		1,072		1,049
Coastal Georgia		588		617		631		588		630
Gainesville		216		224		246		247		248
East Tennessee		373		415		421		477		475
South Carolina		2,235		1,947		1,708		1,645		1,486
Florida		1,148		1,435		—		—		—
Commercial Banking Solutions		2,331		2,608		1,922		1,658		961
Indirect auto		—		—		—		208		358
Total loans	$	11,760	$	11,371	$	8,813	$	8,383	$	7,736

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Credit Quality

(in thousands)

	2021		
	Fourth Quarter	**Third Quarter**	**Second Quarter**
NONACCRUAL LOANS			
Owner occupied RE	$ 2,714	$ 4,945	$ 6,128
Income producing RE	7,588	13,462	13,100
Commercial & industrial	5,429	8,507	8,563
Commercial construction	343	1,202	1,229
Equipment financing	1,741	1,845	1,771
Total commercial	17,815	29,961	30,791
Residential mortgage	13,313	13,222	13,485
Home equity lines of credit	1,212	1,364	1,433
Residential construction	420	260	307
Consumer	52	116	107
Total	$ 32,812	$ 44,923	$ 46,123

	2021					
	Fourth Quarter		**Third Quarter**		**Second Quarter**	
(in thousands)	**Net Charge-Offs**	**Net Charge-Offs to Average Loans [1]**	**Net Charge-Offs**	**Net Charge-Offs to Average Loans [1]**	**Net Charge-Offs**	**Net Charge-Offs to Average Loans [1]**
NET CHARGE-OFFS BY CATEGORY						
Owner occupied RE	$ (255)	(0.04)%	$ (93)	(0.02)%	$ (103)	(0.02)%
Income producing RE	(98)	(0.01)	45	0.01	(213)	(0.03)
Commercial & industrial	339	0.07	(91)	(0.02)	60	0.01
Commercial construction	(354)	(0.14)	(123)	(0.05)	(293)	(0.12)
Equipment financing	781	0.29	512	0.21	301	0.13
Total commercial	413	0.02	250	0.01	(248)	(0.01)
Residential mortgage	(169)	(0.04)	51	0.01	(194)	(0.05)
Home equity lines of credit	(118)	(0.07)	(102)	(0.06)	(112)	(0.07)
Residential construction	(17)	(0.02)	(37)	(0.05)	(33)	(0.05)
Consumer	139	0.39	389	1.11	131	0.37
Total	$ 248	0.01	$ 551	0.02	$ (456)	(0.02)

[1] Annualized.

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)

	December 31, 2021	December 31, 2020
ASSETS		
Cash and due from banks	$ 144,244	$ 148,896
Interest-bearing deposits in banks	2,147,266	1,459,723
Federal funds and other short-term investments	27,000	—
Cash and cash equivalents	2,318,510	1,608,619
Debt securities available-for-sale	4,496,824	3,224,721
Debt securities held-to-maturity (fair value $1,148,804 and $437,193, respectively)	1,156,098	420,361
Loans held for sale at fair value	44,109	105,433
Loans and leases held for investment	11,760,346	11,370,815
Less allowance for credit losses - loans and leases	(102,532)	(137,010)
Loans and leases, net	11,657,814	11,233,805
Premises and equipment, net	245,296	218,489
Bank owned life insurance	217,713	201,969
Accrued interest receivable	42,999	47,672
Net deferred tax asset	41,322	38,411
Derivative financial instruments	42,480	86,666
Goodwill and other intangible assets, net	472,407	381,823
Other assets	211,199	226,405
Total assets	$ 20,946,771	$ 17,794,374
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 6,956,981	$ 5,390,291
NOW and interest-bearing demand	4,252,209	3,346,490
Money market	4,183,354	3,550,335
Savings	1,215,779	950,854
Time	1,442,498	1,704,290
Brokered	190,358	290,098
Total deposits	18,241,179	15,232,358
Long-term debt	247,360	326,956
Derivative financial instruments	25,145	29,003
Accrued expenses and other liabilities	210,842	198,527
Total liabilities	18,724,526	15,786,844
Shareholders' equity:		
Preferred stock, $1 par value: 10,000,000 shares authorized; Series I, $25,000 per share liquidation preference; 4,000 shares issued and outstanding	96,422	96,422
Common stock, $1 par value; 200,000,000 and 150,000,000 shares authorized, respectively; 89,349,826 and 86,675,279 shares issued and outstanding, respectively	89,350	86,675
Common stock issuable; 595,705 and 600,834 shares, respectively	11,288	10,855
Capital surplus	1,721,007	1,638,999
Retained earnings	330,654	136,869
Accumulated other comprehensive (loss) income	(26,476)	37,710
Total shareholders' equity	2,222,245	2,007,530
Total liabilities and shareholders' equity	$ 20,946,771	$ 17,794,374

UNITED COMMUNITY BANKS, INC.

Consolidated Statements of Income *(Unaudited)*

(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2021	**2020**	**2021**	**2020**
Interest revenue:				
Loans, including fees	$ 123,473	$ 141,351	$ 505,734	$ 494,212
Investment securities, including tax exempt of $2,293, $2,055, $8,978 and $7,043	19,442	14,507	70,972	62,074
Deposits in banks and short-term investments	853	213	2,088	1,710
Total interest revenue	143,768	156,071	578,794	557,996
Interest expense:				
Deposits:				
NOW and interest-bearing demand	1,310	1,495	5,468	7,735
Money market	1,102	2,196	5,380	13,165
Savings	60	48	217	169
Time	392	2,689	3,780	20,703
Deposits	2,864	6,428	14,845	41,772
Short-term borrowings	—	—	—	3
Federal Home Loan Bank advances	1	—	3	28
Long-term debt	3,348	4,248	14,912	14,434
Total interest expense	6,213	10,676	29,760	56,237
Net interest revenue	137,555	145,395	549,034	501,759
Provision for credit losses	(647)	2,907	(37,550)	80,434
Net interest revenue after provision for credit losses	138,202	142,488	586,584	421,325
Noninterest income:				
Service charges and fees	8,613	8,508	33,868	32,401
Mortgage loan gains and related fees	10,910	18,974	58,446	76,087
Wealth management fees	6,117	3,221	18,998	9,240
Gains from other loan sales, net	3,761	1,531	11,267	5,420
Securities gains, net	42	2	83	748
Other	7,734	9,139	35,156	32,213
Total noninterest income	37,177	41,375	157,818	156,109
Total revenue	175,379	183,863	744,402	577,434
Noninterest expenses:				
Salaries and employee benefits	60,986	61,824	241,443	224,060
Occupancy	7,489	7,082	28,619	25,791
Communications and equipment	7,850	7,687	29,829	27,149
FDIC assessments and other regulatory charges	1,878	1,594	7,398	5,982
Professional fees	6,080	4,029	20,589	18,032
Lending and loan servicing expense	2,351	2,468	10,859	10,993
Outside services - electronic banking	2,670	1,997	9,481	7,513
Postage, printing and supplies	1,939	1,793	7,110	6,779
Advertising and public relations	1,760	9,891	5,910	15,203
Amortization of intangibles	1,103	1,042	4,045	4,168
Merger-related and other charges	9,912	2,452	13,970	7,018
Other	5,138	4,631	17,386	15,301
Total noninterest expenses	109,156	106,490	396,639	367,989
Net income before income taxes	66,223	77,373	347,763	209,445
Income tax expense	14,204	17,871	77,962	45,356
Net income	$ 52,019	$ 59,502	$ 269,801	$ 164,089
Preferred stock dividends	1,718	1,719	6,875	3,533
Earnings allocated to participating securities	317	532	1,657	1,287
Net income available to common shareholders	$ 49,984	$ 57,251	$ 261,269	$ 159,269
Net income per common share:				
Basic	$ 0.56	$ 0.66	$ 2.97	$ 1.91
Diluted	0.55	0.66	2.97	1.91
Weighted average common shares outstanding:				
Basic	89,916	87,258	87,940	83,184
Diluted	90,089	87,333	88,097	83,248

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))

	2021			2020		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 11,689,412	$ 123,250	4.18 %	$ 11,595,484	$ 140,687	4.83 %
Taxable securities [3]	5,156,563	17,149	1.33	3,039,275	12,452	1.64
Tax-exempt securities (FTE) [1][3]	387,638	3,080	3.18	286,490	2,759	3.85
Federal funds sold and other interest-earning assets	2,308,241	1,322	0.23	1,472,668	1,132	0.31
Total interest-earning assets (FTE)	19,541,854	144,801	2.94	16,393,917	157,030	3.81
Noninterest-earning assets:						
Allowance for loan losses	(103,167)			(138,313)		
Cash and due from banks	141,967			143,694		
Premises and equipment	245,869			218,349		
Other assets [3]	1,036,760			1,080,180		
Total assets	$ 20,863,283			$ 17,697,827		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 4,080,621	1,310	0.13	$ 3,281,984	1,495	0.18
Money market	4,323,851	1,102	0.10	3,698,734	2,196	0.24
Savings	1,187,134	60	0.02	918,623	48	0.02
Time	1,461,231	567	0.15	1,748,099	2,711	0.62
Brokered time deposits	65,556	(175)	(1.06)	83,750	(22)	(0.10)
Total interest-bearing deposits	11,118,393	2,864	0.10	9,731,190	6,428	0.26
Federal funds purchased and other borrowings	51	—	—	54	—	—
Federal Home Loan Bank advances	1,426	1	0.28	—	—	—
Long-term debt	247,251	3,348	5.37	327,236	4,248	5.16
Total borrowed funds	248,728	3,349	5.34	327,290	4,248	5.16
Total interest-bearing liabilities	11,367,121	6,213	0.22	10,058,480	10,676	0.42
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,918,279			5,325,858		
Other liabilities	354,665			319,158		
Total liabilities	18,640,065			15,703,496		
Shareholders' equity	2,223,218			1,994,331		
Total liabilities and shareholders' equity	$ 20,863,283			$ 17,697,827		
Net interest revenue (FTE)		$ 138,588			$ 146,354	
Net interest-rate spread (FTE)			2.72 %			3.39 %
Net interest margin (FTE) [4]			2.81 %			3.55 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized losses of $1.64 million in 2021 and pretax unrealized gains of $72.6 million in 2020 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Twelve Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))

	2021			2020		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 11,485,876	$ 504,015	4.39 %	$ 10,466,653	$ 492,223	4.70 %
Taxable securities [3]	4,446,712	61,994	1.39	2,532,750	55,031	2.17
Tax-exempt securities (FTE) [1][3]	382,915	12,059	3.15	219,668	9,458	4.31
Federal funds sold and other interest-earning assets	1,680,151	4,784	0.28	1,007,059	4,753	0.47
Total interest-earning assets (FTE)	17,995,654	582,852	3.24	14,226,130	561,465	3.95
Non-interest-earning assets:						
Allowance for loan losses	(121,586)			(106,812)		
Cash and due from banks	139,728			136,702		
Premises and equipment	230,276			217,751		
Other assets [3]	1,013,956			993,584		
Total assets	$ 19,258,028			$ 15,467,355		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 3,610,601	5,468	0.15	$ 2,759,383	7,735	0.28
Money market	3,972,358	5,380	0.14	3,023,928	13,165	0.44
Savings	1,095,071	217	0.02	821,344	169	0.02
Time	1,529,072	3,663	0.24	1,832,319	20,146	1.10
Brokered time deposits	67,230	117	0.17	97,788	557	0.57
Total interest-bearing deposits	10,274,332	14,845	0.14	8,534,762	41,772	0.49
Federal funds purchased and other borrowings	44	—	—	1,220	3	0.25
Federal Home Loan Bank advances	1,195	3	0.25	749	28	3.74
Long-term debt	276,492	14,912	5.39	274,069	14,434	5.27
Total borrowed funds	277,731	14,915	5.37	276,038	14,465	5.24
Total interest-bearing liabilities	10,552,063	29,760	0.28	8,810,800	56,237	0.64
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,276,094			4,600,152		
Other liabilities	322,566			235,120		
Total liabilities	17,150,723			13,646,072		
Shareholders' equity	2,107,305			1,821,283		
Total liabilities and shareholders' equity	$ 19,258,028			$ 15,467,355		
Net interest revenue (FTE)		$ 553,092			$ 505,228	
Net interest-rate spread (FTE)			2.96 %			3.31 %
Net interest margin (FTE) [4]			3.07 %			3.55 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $28.7 million in 2021 and $67.3 million in 2020 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NASDAQGS: UCBI) provides a full range of banking, wealth management and mortgage services for relationship-oriented consumers and business owners. The company, known as "The Bank That SERVICE Built," has been recognized nationally for delivering award-winning service. At December 31, 2021, United had $20.9 billion in assets and 171 offices in Florida, Georgia, North Carolina, South Carolina and Tennessee along with a national SBA lending franchise and a national equipment lending subsidiary. Through its January 1, 2022 acquisition of Reliant Bancorp and its wholly-owned banking subsidiary, Reliant Bank, United added $3 billion in assets and 25 banking offices in high growth markets in Tennessee. In 2021, J.D. Power ranked United highest in customer satisfaction with retail banking in the Southeast, marking seven out of the last eight years United earned the coveted award. United was also named one of the "Best Banks to Work For" by American Banker in 2021 for the fifth consecutive year based on employee satisfaction. Forbes included United in its inaugural list of the World's Best Banks in 2019 and again in 2020. Forbes also recognized United on its 2021 list of the 100 Best Banks in America for the eighth consecutive year. United also received five Greenwich Excellence Awards in 2020 for excellence in Small Business Banking, including a national award for Overall Satisfaction. Additional information about United can be found at www.ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax, pre-provision, excluding merger-related and other charges," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the accretive value of each of the Aquesta and Reliant acquisitions to United's earnings. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Aquesta and Reliant acquisitions may not be realized or take longer than anticipated to be realized, (2) disruption of customer, supplier, employee or other business partner relationships as a result of the Aquesta and Reliant acquisitions, (3) the possibility that the costs, fees, expenses and charges related to the acquisition of Reliant may be greater than anticipated, (4) reputational risk and the reaction of the companies' customers, suppliers, employees or other business partners to the acquisitions of Aquesta and Reliant, (5) the risks relating to the integration of Reliant's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (6) the risk of potential litigation or regulatory action related to the acquisitions of Aquesta and Reliant, (7) the risks associated with United's pursuit of future acquisitions, (8) the risk of expansion into new geographic or product markets, (9) the dilution caused by United's issuance of additional shares of its common stock in the acquisitions of Aquesta and Reliant, and (10) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2020, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United or Reliant.

United qualifies all forward-looking statements by these cautionary statements.

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